

Optimizing system power maximizing growth

2002 SUMMARY REPORT

FAIRCHILD SEMICONDUCTOR®

Performing well in a tough industry

Environment

The semiconductor industry in 2002 was marked by low sales growth, slowly recovering end market demand and relentless price competition in nearly every product segment. While we expect better times ahead for our industry, Fairchild is proud of our accomplishments during a very challenging year.



Highlights of 2002

- Total sales of $1.4 billion, up slightly from 2001
- Operating income increased by 150% from 2001
- Recorded 16th straight quarter of positive operating cash flow
- Free cash flow remained positive for third straight year
- Debt decreased from $1.1 billion to $850 million
- Cash and marketable investments grew to over $650 million
- Sales of higher growth analog, power discrete, and optoelectronics product lines up 13% from 2001
- Sales from higher growth power components reached 68% of total sales by fourth quarter of 2002
- Total costs reduced by more than $180 million from 2001 on constant mix, constant price basis
- Selling, general, and administrative expenses reduced by 6% from 2001
- Launched major sales, marketing, and manufacturing initiatives designed to help us increase our power leadership, global position, sales growth, product mix, cost structure, and profitability.











Corporate Profile

Fairchild Semiconductor International is a global company dedicated to designing, manufacturing and marketing high performance semiconductors critical to multiple end markets. With a focus on developing leading-edge power and interface solutions that optimize the system power of the electronics of today and tomorrow, Fairchild's components are used in consumer, communications, computer, industrial and automotive applications. Fairchild is headquartered in South Portland, Maine, USA, with 9,700 employees worldwide.

The semiconductor industry is evolving at a remarkable pace. The increasingly technical demands of customers, the growing influence of contract and original design manufacturers, the economic power and possibilities of China, the emergence of eBusiness, the role of independent design houses, and the demand for instantaneous and accurate pricing are just a few of the issues that are changing the face of our business in the new century. But adaptability and flexibility have always been the benchmarks of Fairchild Semiconductor's business strategy. Where others see challenges, we see growth.

Throughout the industry slowdown of 2001 and 2002, we focused our energies on positioning our global design, manufacturing, sales and distribution teams to service key market segments – computing, ultraportables, automotive, digital consumer appliances and backplane and interconnect communications systems – offering the greatest potential for growth. Leveraging our strengths as The Power Franchise™, we offer the world's most extensive portfolio of high performance semiconductors for the management, conversion, minimization and distribution of power.

Fairchild was launched in 1997 as the industry's only multi-market company. Our strategy set the industry standard then, and its viability has since propelled us into a leadership position in the industry's power semiconductor segment.

Power leadership

- The leading global supplier of broad-based power components
- The global leader in low power MOSFETs
- One of the top five analog suppliers in several power segments
- Winning more power content in each design
- Analog & power discrete products now represent approximately two-thirds of sales

Globally positioned

- Increased presence in the high growth Asia/Pacific region
- New assembly/test factory in Suzhou, China
- New distribution center in South Korea
- New 6-inch wafer manufacturing line in South Korea
- Strategically located worldwide technical Centers of Excellence to capture design wins and provide customer support

Strengthened sales organization

- New sales management teams in the US, Japan and Europe aimed at building market share and growing new product sales
- Heightened focus on global distribution channel, accounting for about 60% of revenues
- Marketing strategy targets key multi-market power segments forecasted to grow faster than the industry

Improved product mix, technology investments

- Higher growth analog, power discrete and optoelectronic products now represent about 75% of total sales
- Opened Package and Technology Knowledge Center in South Korea
- Announced accelerated investments in PowerTrench® capacity in Mountaintop, PA 8-inch fab (January 2003)

Solid financials, improving cost structure

- Increased year-over-year sales and operating income
- Improved balance sheet by decreasing debt and increasing cash
- Continued reducing manufacturing costs by increasing in-house production of previously outsourced processes



To our

[illegible]ers



While 2002 continued to present the semiconductor industry with significant challenges, I'm pleased to report that Fairchild Semiconductor moved forward on a number of key initiatives while improving our balance sheet. Fairchild has never been in a stronger position since we formed the company in March, 1997. Let me review a few key statistics and company initiatives:

- **[illegible]** – Fairchild closed the books on 2002 by recording its 16th straight quarter generating positive operating cash flow. We grew our cash balance and marketable securities to record levels, while significantly reducing our debt. We are financially strong and well positioned to continue to invest in opportunities for growth while maintaining our financial stability.

- **The Power Franchise™** – Fairchild Semiconductor is The Power Franchise™, offering the broadest portfolio of components critical to optimizing system power. From the wall to the board, Fairchild's products provide solutions to the most pivotal design challenges facing the electronics industry today. The fastest growing opportunities can be found providing solutions that minimize, convert, distribute and manage power in electronics applications across multiple end markets. Fairchild is the only semiconductor company focused on these four pillars of power – and is the global leader in providing power building block components. As the world's attention crystallizes on power – whether from an environmental or performance viewpoint – Fairchild is positioned ahead of the crowd.

- **Strong regional position** – Fairchild was among the first semiconductor companies to recognize the exploding opportunities in Asia, especially China. We moved quickly, developing key sales and customer service centers, design teams and manufacturing sites strategically located throughout the region. I'm pleased to report that Asia Pacific today accounts for more than 70% of the company's revenues, well ahead of many of our competitors.

- **Improved product mix** – Fairchild's continued research and development efforts, despite the industry downturn, have returned a higher margin, more profitable product mix to our portfolio. Analog now accounts for 25% of our total sales (non-existent when we formed the company six years ago) while power analog and discrete power products combined equal two-thirds of our revenues.

- **Increased silicon content** – Fairchild has made significant headway in increasing our silicon content in high margin growth applications. We are focused on the fastest growing multi-market segments in our product development, sales and marketing efforts. The multi-market segment is projected to grow 12.8% on average between 2002 and 2005, outpacing semiconductor industry projections. Within that multi-market segment, Fairchild is targeting its R&D efforts on the fastest growing opportunities:

Target Investment Area Projected Annual Growth

+15%	› Battery Management
+14%	› Power Factor Control Pre-Regulators
+11%	› DC/DC Regulators
+14%	› Power MOSFETs
+21%	› Voltage Regulators/References
+18%	› Interface
+10%	› AC/DC Regulators

Our R&D initiatives will provide the products most needed by our customers in all end applications, expanding our opportunities to increase Fairchild's silicon content.

- **Cost-effective manufacturing –** Fairchild continues to build upon our cost-effective manufacturing expertise:

  Our new assembly/test facility, under construction in Suzhou, China, is on schedule and under budget. This plant - a $200 million investment over five years - will reduce our dependence on outside contractors while reducing costs up to 30%. It is also expected to ultimately produce more than $800 million in annual revenues with high margin power products for China and export to the Americas, Europe and greater Asia.

  We are investing $15 million to upgrade our Mountaintop, Pennsylvania 8-inch wafer fabrication plant to meet the growing demand for next generation power products, including our high margin, industry leading PowerTrench® products. As part of this upgrade, we are closing the older 6-inch line there. This line closure, coupled with previous actions taken in Mountaintop, is expected to reduce our costs by $6-$7 million per quarter by the latter part of 2003.

  We have continued transferring production of key processes into our own factories where it makes economic sense. One example is the epitaxial project at our wafer fabs in South Portland, Maine. Epitaxy is a basic process step which most power ICs go through early in wafer fabrication. We installed more than 20 epi reactors in 2002, which we expect will result in up to $12 million in annual savings by the end of 2003.

Fairchild has moved ahead, despite the industry doldrums of the last two years. We are not marking time. Our employees are focused and committed; our strategy is clear and compelling. We will continue to develop leading edge power and interface products to enable the electronics of today and tomorrow – whether in computing, communications, consumer, automotive or industrial applications.

No matter where you go, Fairchild will be there - providing power and performance to multiple end markets.

Kirk Pond

Kirk P. Pond
President, CEO
and Chairman of the Board

Powering multiple growing end markets

Consumer
Digital cameras, set top boxes, plasma screen TVs/VCRs, video game systems, handheld digital appliances, DVD/CD-ROM players, household appliances, Web access tools

Computer
Notebook PCs, desktop PCs, handheld computers, Internet servers, monitors/displays, office equipment, Enterprise storage systems

Communications
Cell phones, base stations, central office data voice/data switches, transmission equipment, network switches & routers

Industrial
Power supplies, DC/DC power bricks, power adaptors, lamp ballast, factor automation

Optimizing system power for today's products





PRODUCTS

Discrete
Power MOSFETs
IGBTs
Rectifiers
Transistors/Diodes

Analog & Interface
Voltage Regulators
Battery Management
Power Controllers
Power Switches
Data Conversion
Op Amps & Comparators
References & Timers
Backplane Products
LVDS Drivers/Receivers
Fairchild Data Switches
Memory Module Drivers

Logic & Memory
TinyLogic®
Low Voltage Logic
Standard Logic
Configurable Products

Optoelectronics & Foundry
LEDs & Displays
Infrared Devices
High Speed Optocouplers


utomotive
gnition control, starter/alternators
mplifiers, automotive enterta

Fairchild components are designed to enhance the power in almost every electronic system imaginable. Our analog power management, data conversion, analog signal processing, and power discrete products solve the toughest design challenges, from temperature sensing and management functions to battery charging and motor control. We offer just what the power-hungry world needs: system power optimization for every application. Today's technologists, who share an unlimited potential for creativity, are bolstered by the strength of Fairchild's growing portfolio of power products. We are The Power Franchise™.

Power Management - Fairchild provides PWM controllers, DC/DC controllers, supervisory ICs, temperature sensors and other innovative products to optimize performance and minimize power usage in designs.

Power Conversion - From buck and boost regulators to AC/DC converters, our products handle a wide range of voltages while minimizing power loss.

Power Minimization - With leading micro-power logic, analog and discrete components, Fairchild's products enable the conversion of microamps into data, light, voice, images or motion -- attributes that differentiate designs.

Power Distribution - Fairchild's broad portfolio of products includes high voltage MOSFETs, IGBTs and power switches that help distribute power across the board, maintaining high current capability while minimizing switching losses.







Fairchild is on the move in all corners of the world building products, partnerships, facilities and processes intended to make it easier for designers, distributors, OEMs or electronic manufacturing services providers to do business with us.

- We've strengthened our sales organization in several high growth regions, opening regional Centers of Excellence staffed by a new and enthusiastic team of field applications engineers focused on capturing the reference designs that will drive growth and position Fairchild as a critical supplier.

- We've launched a global database designed to identify and track key sales opportunities and bolster the strength of our distribution channel, creating an increased demand for Fairchild components and making it easier for customers to design Fairchild products into their leading systems.

- We've developed and organized sales teams to focus on specific market segments as opposed to geographic locations, better positioning Fairchild to capture increased business in key high growth market segments such as computing (with a focus on central processing unit power),



On the move building power

ultraportables, power supplies, automotive, digital consumer, and communications (with a focus on backplane and interconnect).

- We've invested in new facilities, including a 6-inch wafer manufacturing line in Bucheon, South Korea, a distribution center in Paltan, South Korea, and a manufacturing and automated warehouse facility in Suzhou, China, to take advantage of Fairchild's expertise in delivering high quality, low cost manufacturing.

- We're reducing manufacturing costs by transferring previously subcontracted manufacturing processes in-house. For example, we expect to save more than 30% in our Suzhou, China assembly/test facility.

Lean, responsive, efficient and flexible; these are the attributes that define Fairchild, and the shape of successful semiconductor companies of the new century. We're maximizing growth by providing the systems, processes and high performance power products that customers need.

No matter where you go, Fairchild will be there with the products and services that are transforming our world.


FAIRCHILD

A new 800,000 square foot manufacturing and automated warehouse in Suzhou, China, the first phase of which will be up and running in the early part of 2003, will support Fairchild's aggressive growth plans for all of its power products. The entire facility, illustrated above, is expected to be completed in 2005.



A new 6-inch wafer fab line in Bucheon, South Korea, supports the increasing demand for Fairchild's high voltage analog and MOSFET devices and addresses the growth needs of key Fairchild customers in South Korea and the Asia/Pacific region.



The new Fairchild Distribution Center in Paltan, South Korea is a fully automated warehouse and shipping facility interfaced with Fairchild's new global software tools and planning engine for high quality order management and on-time delivery.

A step ahead



Kirk P. Pond
President
Chief Executive Officer
Chairman of the Board

Kirk, you are now leading Fairchild into its seventh year as the world's most successful multi-market semiconductor supplier. What were your main goals in 2002 and how do you feel the company performed?

Kirk: I feel very proud that we executed well in a very tough industry environment and were able to accomplish several major goals. After building our company very rapidly with acquisitions and organic growth over the past few years, in 2002 we put a greater emphasis on improving all facets of our organization with a goal of growing market share and profits in our key power markets. First of all, we have refined our Power Franchise™ strategy, focusing on delivering products that manage, convert, distribute, and minimize power in multiple high growth end markets. We reorganized our product organizations to drive this focus and strengthened our marketing effort with new application-focused experts to help us develop more complete system-wide solutions for power applications that leverage all of our technical capabilities. We also launched our Package Knowledge Center in South Korea this year, which will enhance our abilities to add value in our power products with advanced packaging technologies.

Over the past 18 months we significantly improved our worldwide sales organizations with new management, a global approach to our sales channels, and the development of Centers of Excellence, where we are building state-of-the-art labs and staffing them with field application engineers who are focused on key power applications in CPU, ultraportable, automotive, digital consumer and merchant power supply applications.

All of these efforts helped us to drive new product sales to record highs and helped us gain significant market share during the second half of the year. Sales from our analog, power discrete, and optoelectronics segments grew 13% over 2001 levels, which demonstrates that we continue to shift our product mix towards higher growth, richer margin products.

Joe, can you talk about major improvements the company is working on and your expectations for how these will impact financial performance?

Joe: We made considerable progress in our factories, cutting costs, improving efficiencies, and moving manufacturing from high-priced subcontractors into our own factories where we can manufacture much more inexpensively. We've nearly completed building the first phase of our new assembly and test facility in Suzhou, China, and expect to start production there beginning in the second quarter of 2003. We expect to ultimately support more than $800 million of production annually in Suzhou, which should ultimately save us $70 to $80 million on an annual basis. We also just announced that we were increasing our investment in our 8-inch fab in Mountaintop, PA, to service our fast growing low power MOSFET product line. Overall last year we battled a tough industry pricing environment with a multitude of cost cutting programs. Comparing 2002 to 2001 and analyzing our business on a constant price, constant mix basis, we were able to reduce our costs by over $180 million. We expect continued financial improvements over the next several years as our product mix and market share continues to improve and as our Suzhou and Mountaintop factories increase production. These efforts are all helping us move toward our long term goal of delivering gross margins that average in the mid-30s through the business cycle.

Kirk, what is your vision for the industry over the next several years?

Kirk: Two trends I'm absolutely sure of: First, the semiconductor industry continues to increasingly penetrate just about every electronic application you can imagine, and the need to manage, convert, distribute, and minimize power in every one of those applications is only going to get more complex. As a result, our products and strategy are really aligned to take advantage of these major trends.

Secondly, I think it is very clear the "next big thing" that will drive our industry's growth is the major shift of semiconductor production and consumption to China. While much of what is going on now in China focuses on the production of systems and products that are sold elsewhere, you also have a rising middle class with a tremendous appetite for electronic products, including automobiles, cell phones, PCs, DVD players, plasma display screens, and intelligent home appliances. The consumer segment will be one of the major drivers for the semiconductor industry over the next decade, and China will be at the heart of the activity.

Joe, how does Fairchild fit into the world Kirk is describing?

Joe: We are well positioned in multiple markets, especially the consumer-driven segments Kirk mentioned. We have a better focus on our power products, and we are accelerating our design wins and customer penetration plans. We already sell more than 15% of our revenues into China, and are positioning to increase that with our activities there. Overall, I think you can say that our product, sales, marketing, and manufacturing strategies are all in alignment, and poised to take advantage of major industry trends already underway. Buckle your seat belt...it's going to be a great ride!



Joseph R. Martin
Executive Vice President
Chief Financial Officer
Vice Chairman of the Board



A winning strategy

JOE MARTIN

Ever since we started Fairchild, I've always tried to keep the financial goals for our management and employees very simple -- increase market share and grow cash. While we've talked a lot elsewhere in this report about our efforts to drive higher sales and market share gains, I'd like to focus my comments on our success in driving cash earnings and our continued emphasis on building a very strong balance sheet.

From an operations perspective, we limited our need for working capital by keeping our accounts receivable low, and by watching our inventory very closely. Throughout 2002, our days sales outstanding remained about 40 days and we improved inventory to around 70 days. In the future, we see an opportunity to drive inventory days even lower, and have set an internal goal of approaching 50-55 days over the next few years as our new supply chain management software comes on line. ...pending money to build inventory that sits on the ...elf or is excess, even to meet the shortest lead ...e order, doesn't make a whole lot of sense and ...early not a good use of cash. As evidenced by ...esults, Fairchild has done an oustanding job in ...two areas and we are targeting even stronger ...nance this year.

...ancing activities, we've always tried to ... cash needs by tapping the best ...ties available from the capital markets. ...le, in 2001, when our stock price was ...ued long term debt to finance our acquisition of the Intersil power business. In 2002, when our stock had appreciated more than 100%, we completed a secondary equity offering which allowed us to reduce our debt by $285 million, reduce annual interest expenses by $30 million, cut our debt/equity ratio in half, and increase our book value.

While most of our financial metrics, including revenues, operating margin, and net income improved from 2001 to 2002, what I am most pleased about is our consistent generation of cash flow through one of the most challenging periods in our industry's history. We grew cash and marketable investments by nearly $150 million in 2002 to a record level of more than $650 million. During the past four years we have reported sixteen consecutive quarters with positive operating cash flow, which is measured after the cost of servicing our debt. And during those same sixteen quarters we have generated a cumulative $175 million in free cash flow, which is operating cash flow minus capital expenditures.

I have been accurately quoted in the press using the phrase "Cash is king!" Equally important has been our ability to produce cash earnings quarter on quarter through these tough economic times, coupled with gaining market share from our competitors. Growing cash and producing cash earnings are two true measures of how well Fairchild has performed in some pretty tough times. We expect similar performance this year.

Financial highlights

"Growing cash and producing cash earnings are two true measures of how well Fairchild has performed in some pretty tough times."

- JOE MARTIN



Revenues
$ millions
2000
1500
1000
500
0
789.2
735.1
786.2
1783.2
1407.7
1411.9
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002



Gross Profit
percentage of sales
40
35
30
25
20
15
10
5
0
29.2%
20.7%
29.9%
35.8%
25.2%
24.8%
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002

EBIT is earnings before interest and taxes



EBIT
percentage of sales
20
15
10
5
0
13.0%
3.2%
11.6%
18.3%
4.7%
6.1%
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002



Operating Cash Flow
$ millions
400
350
300
250
200
150
100
50
0
136.1
44.1
115.7
381.1
155.8
137.1
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002

EBITDA is earnings before interest, taxes, depreciation and amortization

EBIT and EBITDA exclude restructuring and other non-recurring gains and charges



EBITDA
$ millions
500
400
300
200
100
0
187.6
127.1
173.1
477.0
245.3
258.2
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002



Capital Expenditures
$ millions
350
300
250
200
150
100
50
0
78.0
46.2
74.8
301.9
117.8
130.0
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002

Long Term Debt ■

Stockholder's ■ Equity (Deficit)



Long Term Debt and Stockholder's Equity (Deficit)
$ millions
1500
1200
900
600
300
0
-300
526.7
-116.6
1045.9
-240.4
717.2
213.2
705.2
837.7
1138.2
808.0
1215.2
852.8
May 1998
May 1999
Dec 1999
Dec 2000
Dec 2001
Dec 2002



Free Cash Flow
$ millions
80
70
60
50
40
30
20
10
0
58.1
-2.1
40.9
79.2
38.0
7.1
year ended May 1998
year ended May 1999
7 months ended Dec 1999
year ended Dec 2000
year ended Dec 2001
year ended Dec 2002

Free Cash Flow = Operating Cash Flow minus Capital Expenditures

Selected financial data

The following table sets forth our selected historical consolidated financial data. The historical consolidated financial data as of December 29, 2002 and December 30, 2001 and for the years ended December 29, 2002, December 30, 2001, and December 31, 2000 is derived from our audited consolidated financial statements, which are not included in this report. This data can be found in our 10-K. The historical consolidated financial data as of December 31, 2000, December 26, 1999, May 30, 1999, and May 31, 1998, the seven months ended December 26, 1999 and for the year ended May 30, 1999 and May 31, 1998 are derived from our audited consolidated financial statements, which are not included in this report. This information should be read in conjunction with our audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which can be found in our most recent 10-K.

	Year Ended			Seven Months Ended	Fiscal Year Ended	
	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999	May 30, 1999	May 31, 1998
Consolidated Statements of Operations Data:						
Trade revenue	$ 1,364.5	$ 1,338.9	$ 1,681.6	$ 714.0	$ 654.1	$ 635.8
Contract manufacturing revenue	47.4	68.8	101.6	72.2	81.0	153.4
Total revenue	$ 1,411.9	$ 1,407.7	$ 1,783.2	$ 786.2	$ 735.1	$ 789.2
Trade gross profit	$ 339.7	$ 332.9	$ 602.9	$ 214.1	$ 135.7	$ 194.2
% of trade revenue	24.9%	24.9%	35.9%	30.0%	20.7%	30.5%
Contract manufacturing gross profit	10.5	21.2	36.3	20.8	16.6	36.3
% of contract manufacturing revenue	22.2%	30.8%	35.7%	28.8%	20.5%	23.7%
Total gross profit	350.2	354.1	639.2	234.9	152.3	230.5
% of total revenue	24.8%	25.2%	35.8%	29.9%	20.7%	29.2%
Net income (loss)	(2.5)	(41.7)	273.1	21.3	(114.1)	20.6
Other Financial Data:						
EBIT(1)	$ 86.7	$ 66.2	$ 325.9	$ 90.8	$ 23.3	$ 102.8
Depreciation and other amortization	133.7	126.0	113.5	62.8	95.4	83.4
Amortization of intangibles	37.8	53.1	37.6	19.5	8.4	1.4
EBITDA(1)(2)	258.2	245.3	477.0	173.1	127.1	187.6
Pro forma net income (loss)(3)	28.8	23.5	282.5	54.5	(33.4)	33.5
Capital expenditures	130.0	117.8	301.9	74.8	46.2	78.0
Consolidated Balance Sheet Data (End of Period):						
Inventories	$ 208.8	$ 209.1	$ 192.8	$ 166.3	$ 148.6	$ 108.0
Total assets	2,288.1	2,149.2	1,837.5	1,137.6	1,095.7	634.3
Long-term debt, less current portion	852.8	1,138.2	705.2	717.2	1,045.9	526.7
Redeemable preferred stock	—	—	—	—	90.1	80.5
Stockholders' equity (deficit)	1,215.2	808.0	837.7	213.2	(240.4)	(116.6)

(1) Excludes other (income) expense and is adjusted for the (gains) and charges detailed below:

	Year Ended			Seven Months Ended	Fiscal Year Ended	
	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999	May 30, 1999	May 31, 1998
Distributor and inventory reserves in connection with Memory restructuring	$ —	$ —	$ (5.4)	$ —	$ 15.4	$ —
Inventory charges associated with the Analog restructuring	1.6	2.5	—	—	—	—
Restructuring charges	12.2	21.4	(2.1)	—	21.3	—
Purchased in-process research and development	1.7	13.8	9.0	—	34.0	15.5
Gain on sale of former Mountain View, California facility	—	—	(3.5)	—	—	—
Forgiveness of certain management tax related loans	—	—	—	$ 8.3	—	—
	$ 15.5	$ 37.7	$ (2.0)	$ 8.3	$ 70.7	$ 15.5

EBIT as defined is not stated in accordance with generally accepted accounting principles and is presented because we believe it is useful as an alternative measure of our operating results.

(2) EBITDA is computed using EBIT as defined in Note 1.

(3) Pro forma net income (loss) is net income (loss) excluding restructuring and other unusual gains and charges impacting EBIT, as defined above, and amortization of acquisition related intangibles, net of tax. For the year ended December 29, 2002, it also excludes costs associated with the redemption of the 10 1/8% Notes of $22.1 million, a gain on the sale of our space and defense product line of $21.1 million and a $6.4 million other tax credit. For the year ended December 30, 2001, it also excludes the write-off of an equity investment of $4.0 million. For the year ended December 31, 2000, it also excludes the one-time reduction of deferred tax asset valuation allowances of $26.3 million and the write-off of deferred financing fees of $3.6 million. For the seven months ended December 26, 1999 it also excludes the write-off of deferred financing fees of $7.2 million. This data is provided for informational purposes and is not intended to present results of operations in accordance with generally accepted accounting principles.

Board of Directors

Kirk P. Pond
Chairman of the Board
President
Chief Executive Officer

Joseph R. Martin
Vice Chairman of the Board
Executive Vice President
Chief Financial Officer

Charles P. Carinalli
Chairman and Chief Executive Officer
Adaptive Silicon, Inc.

Richard M. Cashin, Jr.
President
One Equity Partners

Charles M. Clough
Past Chairman and Chief Executive Officer
Wyle Electronics

Paul C. Schorr IV
Managing Director
Citicorp Venture Capital Equity Partners

Ronald W. Shelly
Past President, Solectron Texas

William N. Stout
Member of the Board
Sterling Holding Company

Corporate Offices

Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106
(207) 775-8100

Stock Listing

Fairchild Semiconductor International Class A Common Stock is listed on the New York Stock Exchange under the symbol FCS.

Investor Relations/Form 10-K

For a free copy of the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, or for other inquiries regarding Fairchild Semiconductor International, contact Investor Relations by calling (207) 775-8660, or by writing:

Fairchild Semiconductor International
Investor Relations
82 Running Hill Road
South Portland, ME 04106

or through our Investor Relations website at www.fairchildsemi.com

Annual Meeting

The Annual Meeting of Stockholders will be held on May 6, 2003 at 9:30 a.m. in our corporate headquarters at 82 Running Hill Road, South Portland, Maine.

Transfer Agent

Equiserve Trust Co., N.A.
Canton, Massachusetts

Independent Auditors

KPMG LLP
Boston, Massachusetts



Kirk P. Pond*
President
Chief Executive Officer
Chairman of the Board



Joseph R. Martin*
Executive Vice President
Chief Financial Officer
Vice Chairman of the Board



Daniel E. Boxer*
Executive Vice President
Chief Administrative Officer
General Counsel
Secretary to the Board



Hans Wildenberg*
Executive Vice President
Worldwide Sales and Marketing



Izak Bencuya*
Senior Vice President and General Manager
Discrete Products



Ernesto J. D'Escoubet*
Senior Vice President
Chief Technology and Quality Officer



Dr. Deok Jung Kim*
Senior Vice President and General Manager,
President of Fairchild Korea Semiconductor Ltd.



John M. Watkins, Jr.*
Senior Vice President
Chief Information Officer



Laurenz Schmidt*
Senior Vice President
Global Operations



Hubertus Engelbrechte
Vice President and General Manager
Integrated Circuits Group

David A. Henry
Vice President
Finance Worldwide Operations

Matthew W. Towse
Vice President
Corporate Treasurer

Robin A. Sawyer
Vice President
Corporate Controller
Chief Accounting Officer

K.T. Tan
Vice President
Global Assembly and Test Operations

Dr. Yang Oh Choi
Vice President
Senior Vice President of Fairchild Korea Semiconductor, Ltd.

Paul D. Delva
Assistant General Counsel
Assistant Corporate Secretary

Carla A. Dupuis
Assistant Treasurer

* Member of the Executive Committee

This summary report includes forward looking statements that are based on management estimates and expectations, and that involve risk and uncertainty. Actual results could be materially different than as described in these forward-looking statements. Risks facing our company are described in quarterly and annual reports we file with the Security and Exchange Commission (SEC), and are available on our web site at www.fairchildsemi.cor or the SEC's web site at www.sec.gov.

FAIRCHILD
SEMICONDUCTOR®

WWW.FAIRCHILDSEMI.COM

FCS
LISTED
NYSE



Loveland, CO
Analog Design
North American
Sales Headquarters
Salt Lake City, UT
Wafer Fab
San Jose, CA
Analog &
Discrete Design
South Portland, ME
Headquarters
Wafer Fab
Mountaintop, PA
Wafer Fab
Customer Service Center
Wafer Fab
Korea Sales Headquarters
Europe Sales Headquarters
Assembly and Test
Assembly and Test
Tokyo, Japan
Japan Sales
Headquarters
Hong Kong
Asia-Pacific Sales Headquarters
Cebu, Philippines
Assembly and Test
Penang, Malaysia
Assembly and Test
Kuala Lumpur, Malaysia
Assembly and Test
Singapore
Wafer Fab

● Product Group and Design Centers, Manufacturing Locations

* Regional Sales Headquarters, Customer Service Centers

410060-004